IMPERIAL CHEMICAL INDUSTRIES PLC – A DISPOSAL OF SHARES BY EMPLOYEE BENEFIT TRUST

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 14 March 2007 that it disposed of a total of 31,031 Ordinary Shares and 2,303 American Depositary Receipts in the Company due to the exercise of employee share options.

All the employees of the Company including all the Executive Directors of the Company (Dr J D G McAdam, Mr A J Brown and Mr D C M Hamill) are potential beneficiaries of the Trust and are therefore deemed to have an interest in the shares of the Company held by Impkemix Trustee Limited, the registered holder of the shares. As a result of the disposal, the potential beneficiaries’ interest in the shares held in the Trust has been reduced by the number of shares disposed of.

This notification is made in accordance with paragraph 3.1.4 (i) (b) of the Listing Rules and section 329 of the Companies Act 1985.